April 23, 2007

ATTORNEYS AT LAW

One Independent Drive, Suite 1300

Jacksonville, FL 32202-5017

P. O. Box 240

Jacksonville, FL 32201-0240

904.359.2000 TEL

904.359.8700 FAX

www.foley.com

WRITER’S DIRECT LINE

904.359.8713

lkelso@foley.com EMAIL

CLIENT/MATTER NUMBER

080252-0102

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc. Proxy Statement on Schedule 14A Filed April 17, 2007 File No. 000-51506

Ladies and Gentlemen:

This letter is in response to your request, made on April 23, 2007, for Boulder revise its preliminary proxy statement dated April 17, 2007 to comply with the November 14, 2000 excerpt from the Current Issues and Rulemaking Projects Outline entitled: “Section II.D.1. Mergers & Acquisitions—Current Issues—Investment Banking Firm Disclaimers.” In response to the staff’s request, Duff & Phelps, LLC has revised its fairness opinion by removing, on page B-3, the statements that: (i) “only the Board of Directors may rely on the opinion;” and (ii) the opinion may not be “relied upon by any other person other than the Board of Directors.” The fairness opinion, as revised, has been attached as Exhibit A.

As requested by the staff, we have attached a separate letter acknowledging that when Boulder files its definitive proxy statement, it will replace the fairness opinion included in its preliminary proxy statement filing dated April 17, 2007 with Exhibit A of this letter, that is responsible for the accuracy of its disclosures, that the Commission is not foreclosed from taking action with respect to its filing and that Boulder may not use the staff comments as a defense in any proceeding.

Sincerely,

/s/ Linda Y. Kelso

Linda Y. Kelso

Boston Brussels CHICAGO Detroit JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

BOULDER SPECIALTY BRANDS

6106 Sunrise Ranch Drive

Longmont, Colorado 80503

(303) 682-1982

April 23, 2007

Mail Stop 3561

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-9303

Attention:	Mr. Duc Dang Mr. John Reynolds

Re:	Boulder Specialty Brands, Inc. Proxy Statement on Schedule 14A Filed April 17, 2007 File No. 000-51506

Ladies and Gentlemen:

This letter accompanies the letter prepared by Foley & Lardner LLP, including Exhibit A thereto, dated April 23, 2007. As requested, Boulder Specialty Brands, Inc. (the “Company”) hereby acknowledges that:

•

when the Company files its definitive proxy statement, it will replace the fairness opinion included in its preliminary proxy statement filing dated April 17, 2007 with Exhibit A of the letter prepared by Foley & Lardner LLP dated April 23, 2007;

•	the Company is responsible for the accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any actions with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Robert S. Gluck

Robert S. Gluck

Vice Chairman

EXHIBIT A

September 25, 2006

Board of Directors

Boulder Specialty Brands, Inc.

6106 Sunrise Ranch Drive

Longmont, Colorado 80503

Dear Board of Directors:

The Board of Directors (the “Board of Directors”) of Boulder Specialty Brands, Inc. (“Boulder”) has engaged Duff & Phelps, LLC (“Duff & Phelps”) as its financial advisor in connection with a contemplated transaction (the “Proposed Transaction”), as described below. Specifically, Duff & Phelps has been engaged to provide an opinion as to the fairness to Boulder, from a financial point of view, of the consideration to be paid by Boulder in the Proposed Transaction.

Description of the Proposed Transaction

The Proposed Transaction involves an acquisition by Boulder of all of the outstanding capital stock of GFA Holdings, Inc. (“Target”) for cash consideration of $465 million, subject to adjustment as provided in the Merger Agreement (the “Merger Consideration”).

Scope of Analysis

In connection with our Opinion, we have made such reviews, analyses and inquiries, as we have deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. We also discussed with senior management and executive officers of Boulder and Target the history, current operations, assets and liabilities, and probable future outlook of the Target business. Our due diligence with regards to the Proposed Transaction included, but was not limited to, meetings with Robert Harris, Chief Executive Officer of GFA and James Harris, Executive Vice President of GFA; meetings with Stephen Hughes, Chief Executive Officer of Boulder, Robert Gluck, Vice Chairman of Boulder, and Christopher Wolf, consultant to Boulder; and a review of the following items:

1. The execution copy dated September 25, 2006 of the Agreement and Plan of Merger by and among Target; TSG4, L.P., in its capacity as representative of the shareholders of Target; Boulder; and BSB Acquisition Co., Inc., a wholly-owned subsidiary of Boulder (the “Merger Agreement”);

2. The Executive Summary dated July 2006 prepared by Boulder and Citigroup Global Markets Inc. in its capacity as lead placement agent for a private placement of Boulder Common Stock;

3. Target’s audited financial statements for the year ended December 31, 2005 and the partial year ended December 31, 2004; unaudited internally prepared financial statements for the years ended December 31, 2003 to 2005; unaudited internally prepared financial statements for the five months ended May 31, 2006; and unaudited internally prepared estimated financial statements for the six months ended June 30, 2006 (latest available);

Board of Directors

Boulder Specialty Brands, Inc.

September 25, 2006

4. The following of Boulder’s Securities and Exchange Commission (“SEC”) filings: the Prospectus dated December 16, 2005; Form 10-K for the year ended December 31, 2005; and Form 10-Q for the three months ended March 31, 2006 and June 30, 2006;

5. Target’s financial projections dated July 2006 prepared by Target for the fiscal years ending December 31, 2006 through 2011;

6. Financial projections dated July 2006 for the Target business prepared by Boulder for the fiscal years ending December 31, 2006 through 2011;

7. Other operating and financial information provided to us by Target and Boulder;

8. Execution copies, dated September 25, 2006 of the Banc of America Securities LLC and Bank of America, N.A. Project Healthy Commitment and Fee Letters;

9. Documents related to the private placement of Boulder convertible preferred stock and common stock including the Perpetual Convertible Preferred Term Sheet prepared by Citigroup Global Markets Inc.; the Securities Purchase Agreement; the Stock Subscription Warrant; the Registration Rights Agreement; and the Restated Certificate of Incorporation of Smart Balance, Inc. (F/K/A Boulder Specialty Brands, Inc.); and

10. Certain other relevant, publicly available information, including economic, industry, and investment information.

Assumptions, Qualifications and Limiting Conditions

In preparing its forecasts, performing its analysis and rendering its Opinion with respect to the Proposed Transaction, Duff & Phelps:

1. Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Target and Boulder, and did not attempt to independently verify such information;

2. Assumed that any estimates, evaluations and projections (financial or otherwise) furnished to Duff & Phelps were reasonably prepared and based upon the last currently available information and good faith judgment of the person furnishing the same;

3. Assumed that information supplied and representations made by Target and Boulder management are substantially accurate regarding Target, Boulder and the Proposed Transaction;

4. Assumed without verification the accuracy and adequacy of the legal advice given by counsel to Boulder on all legal matters with respect to the Proposed Transaction and assumed all procedures required by law to be taken in connection with the Proposed Transaction have been, or will be, duly, validly and timely taken and that the Proposed Transaction will be consummated in a manner that complies in all respects with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable statutes, rules and regulations;

5. Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement, without any amendments thereto or any waivers of any terms or conditions thereof; and

6. Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on Boulder, Target or the expected benefits of the Proposed Transaction.

Board of Directors

Boulder Specialty Brands, Inc.

September 25, 2006

In our analysis and in connection with the preparation of our Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction. To the extent that any of the foregoing assumptions or any of the facts on which our Opinion is based proves to be untrue in any material respect, the Opinion cannot and should not be relied upon. Neither the Board of Directors nor Boulder management placed any limitation upon Duff & Phelps with respect to the procedures followed or factors considered by Duff & Phelps in rendering its Opinion.

Duff & Phelps did not make any independent evaluation, appraisal or physical inspection of Boulder’s solvency or of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter. The Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of Boulder’s or Target’s credit worthiness or otherwise as tax advice or as accounting advice.

Duff & Phelps has prepared the Opinion effective as of September 25, 2006. The Opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof. Notwithstanding and without limiting the foregoing, in the event that there is any change in any fact or matter affecting the Opinion after the date hereof and prior to the completion of the Proposed Transaction, Duff & Phelps reserves the right to change, modify or withdraw the Opinion.

The basis and methodology for the Opinion have been designed specifically for the Board of Directors in connection with its consideration of the Proposed Transaction and address only the fairness to Boulder, from a financial point of view, of the consideration to be paid by Boulder in the Proposed Transaction. The Opinion is not a recommendation as to how any shareholder should vote or act with respect to any matters relating to the Proposed Transaction (including, without limitation, with respect to the exercise of rights to covert Boulder shares into cash). Further, we have not been requested to opine as to, and the Opinion does not in any manner address, the underlying business decision of Boulder to engage in the Proposed Transaction or the relative merits of the Proposed Transaction as compared to any alternative business transaction or strategy (including, without limitation, a liquidation of Boulder after not completing a business combination transaction within the allotted time). The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which the Opinion is based. This letter should not be construed as creating any fiduciary duty on Duff & Phelps’ part to any party.

The Opinion may be included in its entirety in any proxy statement distributed to shareholders of Boulder in connection with the Proposed Transaction or other document required by law or regulation to be filed with the SEC, and you may summarize or otherwise reference the existence of the Opinion in such documents, provided that any such summary or reference language shall be subject to prior approval by Duff & Phelps. Said approval shall not be unreasonably withheld. Except as described above, without our prior consent, the Opinion may not be quoted or referred to, in whole or in part, in any written document or used for any other purpose.

Board of Directors

Boulder Specialty Brands, Inc.

September 25, 2006

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that the Merger Consideration to be paid by Boulder is fair to Boulder from a financial point of view.

Respectfully submitted,

DUFF & PHELPS, LLC

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